UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Ivanhoe Mines Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

46579N

(CUSIP Number)

Ben Mathews

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

+44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

December 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 361,858,442 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 361,858,442 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 361,858,442 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 361,858,442 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 361,858,442 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 361,858,442 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Item 1. Security and Issuer

This Amendment No. 14 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011 and September 27, 2011 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”). This Amendment No. 14 is being filed to update Rio Tinto and RTIH’s intentions with regard to the Company, further to a successful arbitration against the Company in respect of the Company’s shareholder rights plan.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows and should be read in conjunction with the existing Item 4 disclosure previously filed:

From January 19, 2012, Rio Tinto and RTIH will no longer be subject to a standstill agreement with the Company. Thereafter, depending upon their assessment of the Company’s business, prospects and financial condition, the market for the Shares, general economic and tax conditions and other factors, Rio Tinto or RTIH may seek opportunities to increase their shareholding in the Company to a majority position, but currently have no intention of making a full takeover bid for the Shares. Rio Tinto and RTIH reserve the right to change their intentions in the future.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.

Exhibit Number	Description

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

Rio Tinto plc

By:	/s/ Ben Mathews
Signature

Ben Mathews / Company Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Christopher Lynch	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Name	Present Principal Occupation	Business Address	Citizenship
Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Hugo Bagué	Group Executive, People and Organisation	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited Directors and Executive Officer

Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Name	Present Principal Occupation	Business Address	Citizenship
Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officer

Matthew Whyte	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.